[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

February 14, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Re: Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2023
Form 8-K furnished on February 1, 2024

Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we have attached the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated February 6, 2024 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2023 and Form 8-K furnished on February 1, 2024.

If you should have any questions regarding the Company’s response, please do not hesitate to contact the undersigned at (512) 338-5439.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

CC: Stephany Yang, Securities and Exchange Commission
Claire Erlanger, Securities and Exchange Commission
J. Eric Bjornholt, Microchip Technology Incorporated

MICROCHIP TECHNOLOGY INCORPORATED
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS
AS SET FORTH IN THE STAFF’S LETTER DATED FEBRUARY 6, 2024

This memorandum sets forth the responses of Microchip Technology Incorporated (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated February 6, 2024 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2023 and the Company’s Form 8-K furnished on February 1, 2024.

This memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comment in bold typeface before each of its responses.

Form 10-K for the Fiscal Year Ended March 31, 2023

Note 2. Net Sales, page F-17

SEC Comment 1

We note that in your Investor Presentations included on your website, and on your earnings call for the fourth quarter of fiscal 2023, you discuss revenue by end market for fiscal 2023 and 2022 for industrial, data center and computing, consumer appliance, automotive, and communications infrastructure. Please tell us your consideration of disclosing the revenues recognized for each end market in the notes to the financial statements as disaggregated revenue under the guidance in ASC 606-10-50-5. Refer also to the guidance in ASC 606-10-55-89 through 91.

Response to Comment 1

In preparing our Form 10-K for the fiscal year ended March 31, 2023, we considered that end market revenue information is presented for internal planning and other purposes and that revenue by end market is also presented in our quarterly investor presentations; however, such data is only compiled on a once per year basis. The data and assumptions used to determine end market revenue as a percentage of total revenue do not rise to the level of precision that is required for financial statement disclosures. The data is derived from annual surveys provided by business unit leaders, who make rough estimations based on their understanding of customers, products, and product applications. Although the existence of this data might be an indicator that the end market category is appropriate for disclosure, upon further examination, the data is insufficiently precise and we believe it should not be used for disclosure in our financial statements.

Note 8. Other Financial Statement Details, page F-28

SEC Comment 2

We note that inventory concerns are discussed throughout the last few quarters earnings calls. We also note your comment in the third quarter earnings call that you have been taking relatively large charges for inventory reserves based on your accounting policies that you have in place. Please revise future filings to disclose the amount of any significant losses that result from the subsequent measurement of inventory, in accordance with the guidance in ASC 330-10-50-2.

Response to Comment 2

We will consider making additional disclosures in our Form 10-K for the fiscal year ended March 31, 2024 and will consider if such inventory reserve charges are both substantial and unusual. The comments in our earnings call regarding “relatively large” charges were in relation to a comparison of the two prior fiscal years (fiscal year 2022 and fiscal year 2023) which were characterized by high demand and low supply where both inventory balances and related inventory reserve charges were lower than in fiscal year 2024. The Company’s initial assessment was that the underlying event did not possess a high degree of abnormality and the charges were clearly related to the ordinary and typical activity of the Company, taking into account the environment in which it operates. The semiconductor industry is characterized by periods of cyclicality and inventory levels and reserve charges fluctuate based on the cyclical demand environment. This is typical for the Company and the business environment in which it operates and as such it was determined that these charges were not unusual in nature.

Form 8-K furnished February 1, 2024
Exhibit 99.1 Earnings Release
Fourth Quarter Fiscal Year 2024 Outlook, page 5

SEC Comment 3

We note that your disclosure on page 5 includes non-GAAP guidance for FY 2024. We also note you have a column disclosing the range of the non-GAAP adjustments. Please revise future filings to include a description of the nature of the non-GAAP adjustments included in that amount.

Response to Comment 3

As requested by the Staff, we will update our disclosure in future filings to include a description of the nature of the non-GAAP adjustments.

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses Reconciliation of GAAP Operating Income to Non-GAAP Operating Income, page 11

SEC Comment 4

We note that your most significant adjustment in these Non-GAAP reconciliations is for the amortization of acquired intangible assets. Please revise future filings to disclose the nature of what is included in the adjustment and the fact that although you are removing the amortization expense in this measure, the revenue associated with these assets is included in the measure.

Response to Comment 4

As requested by the Staff, we will update our disclosure in future filings to disclose the nature of what is included in the adjustment and the fact that the revenue associated with these assets is included in the measure.

Microchip Technology Incorporated

By: /s/ J. Eric Bjornholt

J. Eric Bjornholt,
Senior Vice President, Chief Financial Officer

February 14, 2024